Dome Capital, LLC

10006 Cross Creek Blvd #103

Tampa FL 33647

November 7, 2024

VIA EDGAR

Stacie Gorman and Pamela Howell

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.,

Washington DC 20549

Re:	Dome Capital, LLC
Amendment No. 4 to Draft Offering Statement on Form 1-A
Submitted October 11, 2024
CIK No. 0001988836

Dear Ms. Gorman and Ms. Howell:

This letter is submitted on behalf of Dome Capital, LLC, a Delaware series limited liability company (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated October 28, 2024 with respect to the Company’s Amendment No. 4 to Draft Offering Statement on Form 1-A (CIK No. 0001988836), submitted on August 26, 2024; (the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the fifth amendment of the Offering Statement (the “Fifth Amendment”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the Offering Statement.

For ease of reference, the Staff’s comments contained in the Comment Letter are reprinted below in bold, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Amendment No. 4 to Draft Offering Statement on Form 1-A

Cover Page

1.	We note your response to prior comment 1. We note that you continue to reference properties based investment return goals on your website. Please remove all such references.

Company’s Response:

We respectfully acknowledge the Staff’s comment and all references to property-based investment return goals from our website have been removed.

2.	We note your response to prior comment 2 and we reissue the comment. Please fully explain the mechanics of closings and how that interplays with the acceptance or rejection of subscriptions. In this regard, we note that a subscription will be accepted or rejected within 15 business days of receipt. However, it does not appear that the company would be required to have a closing unless the maximum is raised. Please clarify whether the company could terminate an offering without a closing, even though it has accepted subscriptions. Please clarify. In this regard, we again note it is unclear how this offering is a no minimum offering in light of these terms.

Company’s Response:

We respectfully acknowledge the Staff’s comment and have revised the Subscription Agreement and the disclosure on the Cover Page and pages 7 and 25 of the Fifth Amendment to provide additional information on the mechanics of closing.

3.	We note your response to prior comment 3. Please add the termination date of the offering if there is a closing, as required by Item 1(e) of Part II of Form 1-A. Please also refer to Rule 251(d)(3)(i)(F) of Regulation A.

Company’s Response:

We respectfully acknowledge the Staff’s comment and have added disclosure on the Cover Page and pages 7 and 25 of the Fifth Amendment to clarify the Company’s intention of complying with Rule 251(d)(3)(i)(F) of Regulation A. Specifically, the Company’s disclosure indicates that a series offering “will end no later than the second anniversary of the qualification date of the offering statement, which period may be extended for two additional six-month periods,” and that the securities in the offering may be offered and sold only if not more than three years have elapsed since the initial qualification date of the offering statement. The Company also specifies that if it continues the offering beyond the three-year period, a new offering statement will need to be filed and qualified by the SEC.

If any supplemental information is required by the Staff or if you have any questions regarding the foregoing, you may reach me at (202) 857-4486.

Very truly yours,

		By:	/s/ Rajiv Radia
Rajiv Radia
Enclosures
cc:	Dome Capital, LLC